Exhibit 1.1

EXHIBIT I

DEFINITIONS For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

1.            Adjusted Net Profits shall mean the balance of “Net Profits” available for distribution to the Members after the payment to third parties of any participation out of such “Net Profits”.

2.             Expenses means the aggregate of the Running Expenses, Production Expenses and Other Expenses of the Company.

3.             Gross Receipts shall mean all sums derived by the Company from (i) the presentation of the Play, (ii) the exploitation of any or all of its rights in the Play, (iii) interest earned on Company funds and (iv) disposition of physical assets acquired with Company funds.

4.            Gross Weekly Box Office Receipts or GWBOR shall have the meaning set forth in the contracts with creative personnel but shall substantially mean all sums received from all ticket sales to the Play, allocable to performances given in such week, less the following deductions:

1. Any Federal, State or Local admission taxes or any similar taxes which may be imposed on admissions;

2. Any commissions paid to unrelated third parties at customary and industry-standard rates in connection with theatre parties or benefits;

3. Those sums, if any, which are set aside for pension or welfare funds, of theatrical unions and ultimately paid to said funds;

4. Commissions or charges paid at customary and industry-standard rates in connection with group sales, credit card sales, benefit discounts or automated ticket distribution, or remote box office, e.g. Ticket Master;

5. So-called theatre restoration charges, if any.

6. subscription fees, discounts and reasonable booking fees;

7. Sums included as Gross Weekly Box Office Receipts in a prior Performance Week which were included for purposes of the Author’s Royalty calculation but which sums were subsequently refunded or uncollectible due to dishonored checks, invalidated credit card receipts or for any other reason;

8. Where applicable, Canadian GST, Canadian QST, Library discounts, VAT, and entertainment taxes, if any; and

9. Any amounts received for Charitable Performances given with the approval of Actor’s Equity Association, federal, state or local admission taxes;

5.            Net Profits shall mean the excess, if any, of Gross Receipts over Production Expenses, Running Expenses and Other Expenses.

6.            Other Expenses shall mean all expenses of whatsoever kind or nature, other than those referred to in the definitions of Production Expenses and Running Expenses hereof (and whether or not similar thereto), included in or in connection with or by reason of the operation of the business of the Company, including, without limitation, money paid or payable in connection with claims for plagiarism, libel or negligence and other claims of a similar or dissimilar nature.

7.            Production Expenses. Shall mean the total expenses, charges, operating losses and disbursements of whatsoever kind incurred by the production entity preliminary to the first public performance of the Play including, without limitation, all costs incurred in connection with the development of the Play, fees for the acquisition of rights, fees of designers, director, general manager, executive producer, company manager, business manager, theatre party representative, production assistants, production secretaries (none of whom need render their services exclusively in connection with the Play), cost of designing, building and lighting sets, costumes, properties, furnishings, curtains, drapes, electrical equipment, bonds and guarantees, insurance premiums, rehearsal charges and expenses, transportation charges, office facilities, legal, accounting and auditing expenses, advance advertising, copying, publicity and press expenses, theater costs and expenses, out-of-town losses if the Play is presented out-of-town, losses incurred during previews, preliminary advertising, special post-opening advertising, advance royalties, taxes of whatsoever kind or nature, a cash office charge to the Producer, expenses for replacement or substitution of any of the foregoing items and any and all other expenses usually included in the term “Production Expenses”.

8.            Recoupment shall mean that point in time when Net Profits first arise.

9.            Running Expenses shall mean all expenses, charges and disbursements of whatsoever kind actually incurred as running expenses of the production of the Play, including without limitation, author’s, director’s and designers’ royalties and other compensation, salaries and other compensation of Producer, associate producers, general manager, company manager, business manager, theatre party representative, production secretaries (none of whom need render their services exclusively in connection with the Play), cast, stagehands, musicians, theatre rentals and other charges, instrument rentals, transportation charges, office facilities, insurance, legal, accounting and auditing expenses, advertising, publicity and promotion expenses (including the usual advertising agency commissions and additional payments for merchandising, exploitation, sales promotion and publicity), maintenance and replacement costs of sets, props, costumes and lights, rentals of equipment and props from parties including the Managing Members, Members or Special Member of the Company, miscellaneous supplies, taxes of whatsoever kind or nature, other than income taxes of the Members and any and all other expenses usually included in the term “Running Expenses.”

10.            Subsidiary Rights. shall include, but are not limited to, Audio-Visual Productions (motion picture, television, videocassette and video disc productions; soundtrack albums, tapes and discs of all of the foregoing and all other kinds of visual and audio-visual productions in connection with the Play whether now existing or developed in the future), and live stage performances including, Stock, Amateur and Ancillary Performances, Revival Performances and commercial use products.

11.            Weekly Operating Profits shall mean for any week, Gross Weekly Box Office Receipts in excess of the Running Expenses for such week.